Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Alberto-Culver Company

(Commission File No. 1-5050)

The following was made available to employees of the Sally Beauty and Beauty Systems Group Family of Companies.

General Questions and Answers

1.	Q:	Who is Clayton, Dubilier, & Rice?

	A:	CD&R is one of the most respected private equity firms in the world with a reputation for supporting businesses and helping them to grow profitably. The firm has a particularly strong record of investment success and deep experience with leading distribution and branded multi-location businesses such as Hertz, Kinko’s, Culligan and Lexmark, as well as experience in the beauty industry while the firm owned Jafra Cosmetics, a direct sales company it acquired from Gillette.

2.	Q:	Who will be CEO of Sally/BSG?

	A:	Gary Winterhalter, the current President of Sally/BSG, will become CEO effective at the completion of the transaction.

3.	Q:	Why should Sally Beauty become independent of Alberto-Culver? Why now?

	A:	As an independent company we will be able to better implement operating enhancements that will have a meaningful improvement on our long-term performance. We also will be better able to pursue initiatives aimed at generating growth, including increased marketing, promotion and advertising, as well as other brand building investments.

4.	Q:	When does all of this take effect?

	A:	The transaction is expected to be completed in the fourth quarter of 2006 and is subject to the approval of Alberto-Culver shareholders and receipt of a favorable ruling from the IRS and other regulatory customary conditions and approvals.

5.	Q:	Will there be any reductions in staffing as a result of the transaction and CD&R investment?

	A:	We are not planning any immediate staffing changes.

6.	Q:	Will my job change?

	A:	There are no changes planned.

7.	Q:	Will we continue to look for acquisitions to grow the business?

	A:	Acquisitions will be considered. We believe being an independent company with the backing of CD&R will enhance our ability to pursue strategic acquisitions along with other growth initiatives.

8.	Q:	Are there any changes contemplated in the company’s mission or values?

	A:	No.

9.	Q:	Why are Alberto-Culver and Sally stronger apart than together?

	A:	As Alberto-Culver’s businesses grew, conflicts between Sally/BSG’s suppliers and Consumer Products’ competitors emerged. The separation of the businesses resolves these conflicts. As an independent company we will be better able to pursue initiatives aimed at generating growth, including increased marketing, promotion, advertising, as well as other brand building investments. Sally has demonstrated a consistently attractive growth track record and we believe the prospects for the company as a free-standing enterprise are outstanding.

10.	Q:	Will there be any senior management changes after the transaction closes?

	A:	No changes are planned.

11.	Q:	Will CD&R be represented on the Board of Directors once the company goes public?

	A:	Yes. CD&R will appoint six of the 12 directors of the Sally board, including the Chairman.

12.	Q:	Will not having Alberto-Culver as our parent company impact my Benefits?

	A:	Your benefits will remain substantially the same.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: risks inherent in acquisitions, divestitures and strategic alliances; the pattern of brand sales; loss of distributorship rights; competition within the relevant product markets; loss of one or more key employees; sales by unauthorized distributors in Alberto-Culver Company’s exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates, interest rates, tax changes, legal and regulatory changes or other external factors over which Alberto-Culver has no control. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s results to differ materially from those described in the forward-looking statements can be found in the Company’s 2005 Annual Report on Form 10-K filed with the SEC and available at the SEC’s internet site (http://www.sec.gov).

Additional Information and Where to Find It

In connection with this proposed transaction, a registration statement of New Sally Holdings, Inc., which will contain a proxy statement/prospectus, will be filed with the Securities and Exchange Commission (“SEC”). Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the proxy statement/prospectus and all relevant documents filed by Alberto-Culver Company with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by Alberto-Culver Company, from Alberto-Culver Investor Relations at 2525 Armitage Avenue, Melrose Park, IL 60160, (708) 450- 3145.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Alberto-Culver Company may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Alberto-Culver Company with the SEC and will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.